SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                      FORM 11-K



                                    ANNUAL REPORT
                           PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934



                                    ANNUAL REPORT
                           PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934
                                    [FEE REQUIRED]
                     For the fiscal year ended December 30, 1993



                            Commission file number 1-10215




                     SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                    R. J. REYNOLDS TOBACCO COMPANY IN PUERTO RICO
                               (Full title of the plan)





                              RJR NABISCO HOLDINGS CORP.
                             1301 Avenue of the Americas
                              New York, New York  10019
             (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)






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                                 REQUIRED INFORMATION


          1.   Not Applicable.

          2.   Not Applicable.

          3.   Not Applicable.

          4.   The Savings and Investment Plan for Employees of R. J.
               Reynolds Tobacco Company in Puerto Rico (the "Plan") is subject to the requirements of the Employee Retirement
               Income Security Act of 1974 ("ERISA").  Effective July 30,
               1993, the RJR Nabisco, Inc. Defined Contribution Master
               Trust (the "Wachovia Trust") was amended to provide that Wachovia Bank of North Carolina, N.A. no longer serves as co-trustee and the assets of the Plan are to be held by Banco Popular de Puerto Rico as sole trustee of the RJR
               Nabisco, Inc. Puerto Rico Defined Contribution Master
               Trust (the "P.R. Trust"). Attached hereto as
               Exhibits 1.1, 1.2 and 1.3 are copies of the most recent audited financial statements and schedules, as applicable, of the Plan, of the Wachovia Trust and of the P.R. Trust, respectively, in each case prepared in accordance with the financial reporting requirements of ERISA.


          Exhibits
          --------

          1.1 Most recently audited financial statements and schedules of the Plan.

          1.2 Trust financial statements and schedules from the most recently audited financial statements and schedules of the Wachovia Trust.

          1.3 Trust financial statements and schedules from the most recently audited financial statements and schedules of the P.R. Trust.

          2    Consent of Deloitte & Touche.

                                      SIGNATURE
                    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        SAVINGS AND INVESTMENT PLAN FOR
                                        EMPLOYEES OF R. J. REYNOLDS
                                        TOBACCO COMPANY IN PUERTO RICO


                                        H. Colin McBride
                                        -----------------------------------
                                        H. Colin McBride
                                        Secretary, RJR Employee
                                        Benefits Committee

          Date:  June 28, 1994



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                                       EXHIBIT INDEX
                                       -------------





          EXHIBIT                                                       PAGE
          -------                                                       ----

          1.1 Most recently audited financial statements and schedules of the Plan.


          1.2 Trust financial statements and schedules from the most recently audited financial statements and schedules of the Wachovia
                    Trust.

          1.3 Trust financial statements and schedules from the most recently audited financial statements and schedules of the P.R. Trust.


          2         Consent of Deloitte & Touche.